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SEC

17004673

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2017

Washington DC 415

SEC FILE NUMBER
8-26431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue

(No. and Street)

Closter	NJ	07624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sokolower (201)767-1050

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sokolower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JAMIE CALI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 14, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPEX & CO., INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

REPEX & CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2016

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Repex & Co., Inc.

We have audited the accompanying statement of financial condition of Repex & Co., Inc., as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Repex & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Repex & Co., Inc.'s financial statements. The supporting schedules are the responsibility of the Repex & Co., Inc.'s management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 21, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents		$226,500
Securities owned – at fair value (Note 3)		314,659
Commissions receivable		44,735
Prepaid expenses		6,353
Total Assets		$592,247
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		$92,265
Clearance fee payable		9,732
Payroll taxes payable		5,408
Total Liabilities		$107,405
Commitments and Contingencies (Notes 4 and 5)		
Stockholder's Equity		
Common Stock		
Authorized: 200 shares, no par value		
Issued and Outstanding: 100 shares	6,000	
Retained Earnings	478,842	
Total Stockholder's Equity		484,842
Total Liabilities and Stockholder's Equity		$592,247

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$367,990
Gains – principal trades	5,267
Rule 12b-1 fees	9,530
Interest and dividends	1,096
Service fees	26,000
Total Revenues	409,883
Expenses	
Officers' salaries	112,000
Other salaries	73,950
Payroll taxes	16.193
Commissions	38.109
Clearance fees	79,640
Stationery, printing and office expenses	873
Advertising	2,290
Stock exchange expenses	18,148
Telephone and communications	7,225
Travel	1,087
Information technology services	39,555
Professional fees	9,975
Insurance	2,610
Total Expenses	401,655
Income before income taxes	8,228
State corporate taxes	835
Net Income	$7,393

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance – January 1, 2016	$6,000	$471,449	$477,449
Net Income	-	7,393	7,393
Balance – December 31, 2016	$6,000	$478,842	$484,842

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2016

Balance – January 1, 2016	$0
Balance – December 31, 2016	$0

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operations activities	
Net income	$7,393
Adjustments to reconcile net income to net cash used in operating activities	
Decrease (Increase) in operating assets:	
Securities owned – at market value	(31)
Commissions receivable	(20,926)
Prepaid expenses	1,021
Increase (Decrease) in operating liabilities	
Clearance fee payable	4,077
Accounts payable and accrued expenses	1,458
Payroll taxes payable	3,814
Total Adjustments	(10,587)
Cash used in operating activities	(3,194)
Cash; beginning of year	229,694
Cash; end of year	$226,500

See accompanying notes.

NOTE 1 – Organization and Business Activities

Repex & Co., Inc. (the "Company") is a New Jersey Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations as a broker-dealer on September 16, 1981. The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

NOTE 2 – Significant Accounting Policies

(a) Revenue Recognition and Commission Receivable

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis, as security transactions occur. Proprietary securities transactions are reported on a trade date basis, and the related gains or losses are recorded in principal trade gains.

Rule 12 b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

Service fees are recognized as earned from a related party. They are recognized based on the value of research and professionalism.

(b) Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

(c) Use of Estimates in Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes – The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. In lieu of corporate income taxes, stockholders of a Subchapter S Corporation are taxed on their proportionate share of the Company's taxable income. The Company's income tax filings are subject to audit by federal and state tax authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2 – Significant Accounting Policies (continued)

The Company believes that it has no uncertain tax positions, and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2013, 2014, and 2015 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

No provision has been made for Federal Income taxes, since the Company has elected to be treated as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" Corporation for New Jersey income taxes, and therefore, there are no provisions for state income taxes in the financial statements.

(e) Advertising Costs – The Company expenses advertising costs as incurred.

NOTE 3 – Securities Owned

Securities owned are stated at fair value and consist of the following:

U.S. Treasury Bills	$314,659	Cost Basis $314,546

NOTE 4 – Fair Value Measurements

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 4 – Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies use for assets measured at fair value, at December 31, 2016:

U.S. Treasury Bills: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$314,659	$0	$0	$314,659

NOTE 5 – Lease Commitment

The Company occupies office space in which an affiliate company of Repex & Co., Inc. has liability for the lease. Therefore, the Company has no lease commitment.

As of December 31, 2016, the Company had no rent expense.

NOTE 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2016, the Company's net capital ratio was 0.225%:1.0 and its net capital was $477,865 as compared with required net capital of $100,000.

NOTE 7 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Note 7 – Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 – Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company also believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 – Cash Flow Disclosures

Supplemental disclosure of cash flow information for the year end December 31, 2016:

Cash paid for income taxes	$835

Note 10 – Related Party Transactions

During 2016, the Company received $26,000 from services provided by Repex Investment Management Co., Inc., a related party. There is no agreement associated with this transaction.

Note 11 – Subsequent Events

Subsequent events were considered through February 21, 2017, which is the date the financial statements were available to be issued.

REPEX & CO., INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

REPEX & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2016

Total Stockholder's Equity	$484,842
Deductions and/or charges	
Non-allowable assets	(6,353)
Net capital before haircuts	478,489
Haircuts on securities	(624)
Net capital	477,865
Less: Minimum net capital requirements	(100,000)
Capital in excess of all requirements	$377,865
Aggregate indebtedness	
Clearance fee payable	9,732
Accounts payable and accrued expenses	92,265
Payroll tax payable	5,408
	$107,405
Capital ratio – (maximum allowance 1500%) Ratio of aggregate indebtedness to net capital	22.48%

REPEX & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2016
Net capital – per FOCUS Report	$ 478,489
Audit adjustment to record prepayment of stock exchange fees	6.353
Audit adjustment for non-allowable asset	(6,353)
Audit adjustment to net capital - haircut	(624)
Net capital – per audit report	$ 477,865

REPEX & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2016

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of the SEC Rule 15c3-3.

REPEX & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Shareholder of
Repex & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Repex & Co., Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 21, 2017

Repex & Co., Inc.'s Exemption Report

Repex & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Repex & Co., Inc. has met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016, without exception.

Repex & Co., Inc.

I, David Sokolower, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David Sokolower

Title: President

February 21, 2017